Exhibit 99.14

CONSENT OF CHRIS BAWAH

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The management’s discussion and analysis of the Company for the year ended December 31, 2012, which included reference to my name in connection with the technical information therein; and

2.	The annual information form of the Company dated March 26, 2013 which includes reference to my name in connection with information relating to technical information concerning all of the Company’s properties.

Date: March 26, 2013

/s/ Chris Bawah

Name: Chris Bawah
Title: Deputy General Manager, Twangiza Mining SARL